Exhibit 21

Subsidiaries of

Millennium Bankshares Corporation

•	Millennium Bank, National Association (Virginia)

•	Millennium Capital, Inc. (100% owned) (Virginia)

•	Millennium Bank Mortgage, L.L.C. (51% owned) (Virginia)

•	Millennium Hyland Mortgage, L.L.C. (51% owned) (Virginia)

•	Millennium Sunbelt Mortgage, L.L.C. (51% owned) (Nevada)

•	Millennium Financial, Inc. (Virginia)

•	Millennium Capital Trust I